                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)

                    Under the Securities Exchange Act of 1934


                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 27, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Partners, L.P.
                 22-2875193
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 13,527,880
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                13,527,880
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    PN
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Limited, a Bermuda corporation
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

                                                3,297,166
      NUMBER OF
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                3,297,166
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    CO
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Institutional Partners, L.P., a Delaware limited partnership
                 06-1456821
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 469,936
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                469,936
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    PN
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Investors, L.L.C., a Delaware limited liability company
                 13-4095958
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 1,323,958
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                1,323,958
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    CO
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Acres Partners, L.P., a Delaware limited partnership
                 06-1458694
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 8,295,770
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                8,295,770
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    PN
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Marion Partners, L.P., a Delaware limited partnership
                 06-1527654
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 1,124,840
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                1,124,840
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    PN
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Blue Macaw Partners, L.P., a Delaware limited partnership
                 06-1573985
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 WC
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 488,350
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                488,350
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    PN
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

-----------------------
CUSIP No.  053332-10-2
-----------------------
----------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Edward S. Lampert
----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)[X]
                                                                                                    (b)[ ]
----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                 OO
----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                          [ ]

                 N/A
----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
----------------------------------------------------------------------------------------------------------
                                7      SOLE VOTING POWER

      NUMBER OF                                 1,600
       SHARES               ------------------------------------------------------------------------------
    BENEFICIALLY                 8      SHARED VOTING POWER
      OWNED BY
        EACH                                    0
     REPORTING              ------------------------------------------------------------------------------
       PERSON                    9      SOLE DISPOSITIVE POWER
        WITH
                                                1,600
                            ------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                0
----------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    28,529,500
----------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

                                    N/A
----------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    25.55%(1)
----------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON

                                    IN
----------------------------------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

         This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by ESL for the purchase of 823,284 Shares was approximately $21,737,022 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 186,048 Shares was approximately $4,914,154 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 22,002 Shares was approximately $578,605 and was obtained from working capital. The total amount of funds required by Investors for the purchase of 225,666 Shares was approximately $5,961,452 and was obtained from working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 29, 2001 (incorporated herein by reference to Exhibit 1 to Amendment No. 7 to Schedule 13D, filed on January 29, 2001), each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert may be deemed to beneficially own 28,529,500 Shares (which is approximately 25.55% of the Shares outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.).

         (b)

                                                   Sole             Shared              Sole               Shared
                                                  Voting            Voting           Dispositive        Dispositive
                                                  Power              Power              Power              Power
                                              ---------------     ------------     ----------------    ---------------
ESL Partners, L.P.                                13,527,880           0                13,527,880           0
ESL Limited                                        3,297,166           0                 3,297,166           0
ESL Institutional Partners, L.P.                     469,936           0                   469,936           0
ESL Investors, L.L.C.                              1,323,958           0                 1,323,958           0
Acres Partners, L.P.                               8,295,770           0                 8,295,770           0
Marion Partners, L.P.                              1,124,840           0                 1,124,840           0
Blue Macaw Partners, L. P.                           488,350           0                   488,350           0
Edward S. Lampert                                      1,600           0                     1,600           0

         (c) Since the most recent filing on Schedule 13D, there have been no other transactions in the Shares by any of the Filing Persons, other than as set forth in this Item 5 and in Schedule A attached hereto and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Date: March 28, 2001


                              ESL PARTNERS, L.P.

                              By:  RBS Partners, L.P., its general partner
                              By:  ESL Investments, Inc., its general partner


                                   By: /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Chairman

                              ESL LIMITED

                              By:  ESL Investment Management, LLC,
                                   its investment manager


                                   By: /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Managing Member

                              ESL INSTITUTIONAL PARTNERS, L.P.

                              By: RBS Investment Management, LLC,
                                  its general partner


                                  By:  /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Managing Member

                              ESL INVESTORS, L.L.C.

                              By: RBS Partners, L.P., its manager
                              By: ESL Investments, Inc., its general partner


                                  By:  /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Chairman

                               ACRES PARTNERS, L.P.

                               By: ESL Investments, Inc., its general partner


                                   By: /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Chairman


                               MARION PARTNERS, L.P.

                               By: ESL Investments, Inc., its general partner


                                   By: /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Chairman


                               BLUE MACAW PARTNERS, L.P.

                               By: ESL Investments, Inc., its general partner


                                   By: /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       Edward S. Lampert
                                       Chairman



                                   /s/ EDWARD S. LAMPERT
                                   ---------------------------------------------
                                   EDWARD S. LAMPERT

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                        THE PAST SIXTY DAYS OR SINCE THE
                       MOST RECENT FILING OF SCHEDULE 13D

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:

                                                   Shares               Price
                     Date of Purchase             Purchased           Per Share
                  ------------------------       -------------     ----------------
                         03/14/01                   67,050               $26.58
                         03/15/01                  226,717                26.55
                         03/16/01                   13,257                26.44
                         03/21/01                   40,157                26.72
                         03/22/01                   84,540                26.41
                         03/22/01                  279,028                26.05
                         03/23/01                   20,385                26.47
                         03/27/01                   16,307                27.82
                         03/28/01                    2,839                26.67
                         03/28/01                   73,004                26.59

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:

                                                   Shares               Price
                     Date of Purchase             Purchased           Per Share
                  ------------------------       -------------     ----------------
                         03/14/01                   15,558               $26.58
                         03/15/01                   50,979                26.55
                         03/16/01                    2,842                26.44
                         03/21/01                    9,346                26.72
                         03/22/01                   18,654                26.41
                         03/22/01                   61,756                26.05
                         03/23/01                    4,918                26.47
                         03/27/01                    4,592                27.82
                         03/28/01                    1,233                26.67
                         03/28/01                   16,170                26.59


IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL WERE:

                                                   Shares               Price
                     Date of Purchase             Purchased           Per Share
                  ------------------------       -------------     ----------------
                         03/15/01                    8,477               $26.55
                         03/22/01                    3,327                26.41
                         03/22/01                   10,198                26.05

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS WERE:

                                                   Shares               Price
                     Date of Purchase             Purchased           Per Share
                  ------------------------       -------------     ----------------
                         03/14/01                   18,292               $26.58
                         03/15/01                   60,827                26.55
                         03/16/01                    3,901                26.44
                         03/21/01                   12,697                26.72
                         03/22/01                   21,179                26.41
                         03/22/01                   75,718                26.05
                         03/23/01                    4,697                26.47
                         03/27/01                    6,101                27.82
                         03/28/01                    2,428                26.67
                         03/28/01                   19,826                26.59